                                      Filed by Pioneer Natural Resources Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                Subject Company:  See List Below
                                                   Commission File No. 333-59094

Company

Parker & Parsley 81-I, Ltd.                                Parker & Parsley 88-A Conv., L.P.
Parker & Parsley 81-II, Ltd.                               Parker & Parsley 88-A, L.P.
Parker & Parsley 82-I, Ltd.                                Parker & Parsley 88-B Conv., L.P.
Parker & Parsley 82-II, Ltd.                               Parker & Parsley 88-B, L.P.
Parker & Parsley 82-III, Ltd.                              Parker & Parsley 88-C Conv., L.P.
Parker & Parsley 83-A, Ltd.                                Parker & Parsley 88-C, L.P.
Parker & Parsley 83-B, Ltd.                                Parker & Parsley Producing Properties 88-A, L.P.
Parker & Parsley 84-A, Ltd.                                Parker & Parsley Private Investment 88, L.P.
Parker & Parsley 85-A, Ltd.                                Parker & Parsley 89-A Conv., L.P.
Parker & Parsley 85-B, Ltd.                                Parker & Parsley 89-A, L.P.
Parker & Parsley Private Investment 85-A, Ltd.             Parker & Parsley 89-B Conv., L.P.
Parker & Parsley Selected 85 Private Investment, Ltd.      Parker & Parsley 89-B, L.P.
Parker & Parsley 86-A, Ltd.                                Parker & Parsley Private Investment 89, L.P.
Parker & Parsley 86-B, Ltd.                                Parker & Parsley 90-A Conv., L.P.
Parker & Parsley 86-C, Ltd.                                Parker & Parsley 90-A, L.P.
Parker & Parsley Private Investment 86, Ltd.               Parker & Parsley 90-B Conv., L.P.
Parker & Parsley 87-A Conv., Ltd.                          Parker & Parsley 90-B, L.P.
Parker & Parsley 87-A, Ltd.                                Parker & Parsley 90-C Conv., L.P.
Parker & Parsley 87-B Conv., Ltd.                          Parker & Parsley 90-C, L.P.
Parker & Parsley 87-B, Ltd.                                Parker & Parsley Private Investment 90, L.P.
Parker & Parsley Producing Properties 87-A, Ltd.           Parker & Parsley 90 Spraberry Private Development, L.P.
Parker & Parsley Producing Properties 87-B, Ltd.           Parker & Parsley 91-A, L.P.
Parker & Parsley Private Investment 87, Ltd.               Parker & Parsley 91-B, L.P.


                       PIONEER NATURAL RESOURCES USA, INC.
                    5205 North O'Connor Boulevard, Suite 1400
                               Irving, Texas 75039

                                November 14, 2001

Dear Parker & Parsley Limited Partner:

         You should have received a proxy statement/prospectus dated October 12, 2001 for the special meeting of limited partners to be held on December 20, 2001. WE HAVE NOT RECEIVED YOUR PROXY YET. YOUR VOTE IS VERY IMPORTANT. Please return your proxy soon to ensure that it is received and recorded before the special meeting. Even if you have previously mailed us your proxy, please sign, date and mail the enclosed proxy card and tax certification in the enclosed envelope. Instead of mailing your proxy in the enclosed envelope, you can vote by faxing your proxy to the facsimile number printed on the front of the proxy card.

         At this important meeting, limited partners will vote on four proposals related to a merger of your partnership. The Board of Directors of Pioneer Natural Resources USA, Inc., as general partner of your partnership, recommends that you vote FOR all four proposals.

         You may vote for or against, or may abstain from voting on, the merger proposals for each partnership in which you own an interest by marking your proxy card and returning it by mail or fax to our information agent, D.F. King & Co., Inc., before the special meeting of limited partners. You may revoke a proxy you have given us at any time before the proxy is voted at the special meeting of the limited partners by (1) giving written notice to D.F. King & Co., Inc. of that revocation, (2) voting in person at the special meeting, or (3) signing and returning a later dated proxy card to D.F. King & Co., Inc.

         All proxies received and not revoked as described above, will be voted at the special meetings for the limited partners, subject to the terms and conditions described in the proxy statement/prospectus.

         YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER, INCLUDING INFORMATION ABOUT (1) THE DIRECT AND INDIRECT INTERESTS OF US AND OUR PARENT COMPANY AS PARTICIPANTS IN THE MERGER, (2) OUR OWNERSHIP OF INTERESTS IN THE LIMITED PARTNERSHIPS AND (3) OUR CONFLICTING INTERESTS IN RECOMMENDING THE MERGER. A COPY OF THE PROXY STATEMENT/PROSPECTUS MAY BE OBTAINED WITHOUT CHARGE UPON REQUEST FROM PIONEER NATURAL RESOURCES COMPANY, 5205 NORTH O'CONNOR BLVD., SUITE 1400, IRVING, TEXAS 75039, ATTENTION: INVESTOR RELATIONS. YOU MAY ALSO OBTAIN THE FINAL PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS RELATING TO THE PROPOSED MERGERS FREE THROUGH THE INTERNET WEB SITE THAT THE SEC MAINTAINS AT WWW.SEC.GOV.

         We at Pioneer Natural Resources USA, Inc., as general partner, appreciate your support and encourage you to vote promptly. If you have any questions about the merger of any of the partnerships in which you own an interest, or if you have not received your copy of the proxy statement/prospectus, please call our information agent, D.F. King & Co., Inc., at 1-800-848-2998.

                                           Sincerely,

                                           Pioneer Natural Resources USA, Inc.